April 8, 2011

Ms. Jennifer A. Mills
Assistant Counsel
Principal Financial Group
711 High Street
Des Moines, Iowa 503092-0300

  Re: Principal Variable Contract Trust (PVCT): Annual Post-Effective Season Updates
     N-1A Post-effective Amendment #s 76 & 77 (SEC Nos. 002-35570 & 811-01944)

Dear Ms. Mills:

  The Staff has reviewed the above-referenced post-effective amendments, which the Commission received on March 1, 2011, and March 2, 2011, respectively, as well as the related EDGAR correspondence filed therewith. Unless otherwise stated, page numbers in this letter refer to the pagination in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-1A. If a comment is given with respect to a particular fund and the same issue exists in the disclosure or presentation for another fund, the comment applies to the other fund(s) as well. Please make corresponding changes wherever applicable throughout the filing. If similar comments are given with respect to separate funds, please review the disclosure for all other funds in light of both variations of the comment and revise accordingly. Based on our review of this filing, we have the following comments.

1. ***Requirement to File Marked Documents.*** Per the requirements of Rule 472(a) under the 1933 Act, Registrants must file both marked and unmarked copies of every amendment which relates to a prospectus. *See* 17 C.F.R. §230.472. That rule states that the amendment "shall be marked to indicate clearly and precisely, by underlining or in some other appropriate manner, the changes effected in the registration statement by the amendment." Likewise, Regulation S-T describes the preparation requirements for electronic filings and includes a similar requirement. It states,

  Provisions requiring the marking of changed materials shall be satisfied in ASCII and HTML documents by inserting the tag <R> before and the tag </R> following a paragraph containing changed material. HTML documents may be marked to show changed materials within paragraphs. Financial statements and notes thereto need not be marked for changed material.

See 17 C.F.R. §232.310. In the future, please ensure that all amendments are filed per these requirements so the Staff can review the changes in an efficient and effective manner.

2. ***Required Electronic Tagging Exhibit.*** Please be advised that within 15 days of the effectiveness of the annual updates to the registration statement, you must file an exhibit to the registration statement that provides an electronically tagged Risk/Return summary for the prospectus. Please note that if the filing is not made within the 15 day period, the Registrant may not rely on Rule 485(b) under the 1940 Act until the exhibit is filed. *See* IC-28617 (July 15, 2009).

3. Operable Webpage Links. Please confirm that all webpage references contain operable electronic links directly to the page where the relevant information appears. For example, the back cover page of the prospectus contains a link to www.PrincipalFunds.com. That link should lead directly to the page where the SAI, annual and semi-annual reports may be obtained. *See* XBRL Adopting Release at p. 76 (Release No. 333-8998). Specifically, the adopting release describing this requirement states, "[t]he address is required to be specific enough to lead investors directly to the statutory prospectus and other required information, rather than to the home page or other section of the Web site on which the materials are posted. The Web site could be a central site with prominent links to each required document." In your response letter, please confirm this link and all other webpage links operate in this way.

4. Table of Contents. Please confirm that the table of contents will show the page numbers corresponding to each section and subsection indicated. *See* Rule 481(c) and General Instruction C.3(a) to Form N-1A.

Asset Allocation Account

5. Strategy Summary (pp. 4-5).

a. Actual Basis for Buy/ Sell/ Hold Decisions. Essentially, the principal strategy summary says only that the fund uses an asset allocation strategy and then describes a range of instruments in which the fund may invest to meet the allocations selected. It does not describe how the advisor determines: (i) the initial allocation weightings; (ii) changes to those percentages; or (iii) which instruments to buy, sell, and hold to meet the existing allocation percentages. Please provide a summary of the factors or principles the advisor uses to make these investment decisions.

The Staff notes that most of the Item 4(a) strategy summaries that follow the same disclosure formula (*i.e.*, a broad statement of an 80% policy consistent with the fund name followed by 1 or 2 ¶s listing the types of securities/instruments the fund can hold), are inadequate for the same reasons. This disclosure formula does not cover all the required information.

The required disclosure is supposed to "summarize how the Fund achieves its investment objectives." Item 4 says the summary should identify the primary strategies registrant describes in Item 9(b)(1) and (2). According to Item 4(a), a summary of those primary strategies should say more than just the name of the strategy (*e.g.*, "value style strategy," "small-cap strategy"). It should also "*includ[e]* the type or types of securities in which the Fund invests or will invest principally." Item 4(a) (Emphasis added). Please review the strategy summaries of all the funds focusing on the instructions to Item 9(b) which explain what a primary strategy is and how they may be distinguished from secondary strategies. As appropriate for each fund, supplement the Item 4(a) sections with statements summarizing the information required by Item 9(b)(2).

b. Derivatives. The description of the derivatives the fund may hold and the laundry list of purposes for which the fund may hold them is identical to the disclosure in the risk summaries of several other PVCT funds. The Staff believes this boilerplate derivatives disclosure is not appropriate in the prospectus. Per the Staff's guidance to the ICI, please identify the actual derivative instruments that the portfolio intends to use to achieve its investment objective and state the specific purposes for which they will be held. *See* Barry Miller Letter to the ICI dated July 30, 2010. If derivatives will be used for speculative reasons, please indicate the maximum percentage of the fund's assets that may be invested in derivatives for this purpose. Please make corresponding

changes to the derivative risk summary so it describes the risks specific to derivative instruments the fund anticipates holding. To the extent necessary, also revise the Item 9 description of derivatives strategy and risk sections so the information is equally specific and based on those instruments the fund is reasonably likely to hold. This comment applies to the principal strategy and risk sections on derivatives in almost every fund that mentions these instruments in Item 4.

6. *Average Annual Total Returns: Benchmark (p. 7).* Please provide the full name of the benchmark index somewhere in the prospectus (e.g., perhaps in or around the Item 9 disclosure). The acronym "MSCI-EAFE Index NDTR D" is not a commonly understood, plain English name investors would be expected to know. *See* Rule 421. This comment applies to any benchmarks that identified principally by their acronyms.

Balanced Account

7. *Strategy Summary: Basis for Buy/Sell/Hold Decisions (pp. 8-9).* In addition to the issues raised in Comment 5(a), above, please summarize the criteria or process the advisor uses to: (i) select the initial allocation weightings; (ii) change to those percentages; and (iii) determine which instruments to buy, sell, and hold within the allocation parameters.

8. *Risk Summary: Missing Risks (p. 9).* Please add summaries for counterparty, small-cap, and mid-cap risks or, in a response letter filed on EDGAR, specifically explain to the Staff why each of those risks is not a principal risk given the Fund's corresponding principal strategies.

9. *Composite Benchmark (p. 10).* Instruction 6 to Item 27(b)(7) permits and even encourages the use of additional, secondary indices so long as the comparison is not misleading. Please add the word "hypothetical" to the preamble description of the composite benchmark to ensure that the presentation meets this requirement. The Staff notes that we provided this same comment last year, but PVCT chose not to revise the disclosure. This is still a concern to the Staff, and we believe the change is appropriate here and with respect to the other composite indexes as well.

Bond & Mortgage Securities Account

10. *Item 4 Disclosure (pp. 11-13).*
a. Underlying Fund Strategy. The principal risk disclosure describes "Underlying Fund Risk;" however, this is inconsistent with the fee table presentation and the principal strategy summary. There is no acquired fund fee and expense (AFFE) line item in the fee table, and the principal strategy disclosure does not describe any strategy to invest in underlying funds. Please reconcile.

b. Sub-prime Strategies & Risks. If the holdings are reasonably likely to include instruments with values based (directly or indirectly) on sub-prime residential mortgage borrowers or may otherwise subject the Fund to sub-prime investment risks, please identify sub-prime risk by name and describe it in plain English.

Diversified Balanced Account

11. *Investment Objective (p. 15).* This fund uses language that is not as simplified as the standard description the Staff tends to see in fund governing documents. In your response letter, please confirm that the Item 2 statement of investment objectives *for each fund* actually reflects the language in that fund's governing documents or revise the disclosure accordingly.

12. Inconsistent Fund Objective Statements (pp. 15, 16). The Item 2 disclosure says the Fund "seeks to provide as high a level of total return (consisting of reinvested income and capital appreciation) as is consistent with reasonable risk." The strategy summary describes the allocation of fund assets as, "in accordance with its investment objective, which is to achieve a balance between income and growth." Please reconcile these inconsistent statements.

13. Underlying Fund Risk (p. 17). Please add language stating that performance of the top tier fund is negatively affected by the fees and expenses of the underlying funds in which it invests.

14. Bar Chart & Total Returns Preamble (p. 17). Per Instruction 1(b) to Item 4(b)(2), please add a statement indicating that information regarding the actual performance of the fund will be made available in the summary prospectus for that fund in the future.

Diversified Growth Account

15. Principal Strategy and Risk Summaries (pp. 18-19). Please add a summary of the risks associated with investing in index funds and move the last sentence of the strategy summary to the text of that risk description. The relevant sentence reads, "[d]ue to cashflows and expenses, an index fund may not produce the same investment performance of the corresponding index."

Equity Income Account

16. Fee Table: Acquired Fund Fees and Expenses (p. 24). In your response letter, please confirm supplementally that the Fund's investment in underlying funds does not create acquired fund fees and expenses in excess of one basis point. *See* Form N-1A, Item 3, Instruction 3(f)(i). Alternatively, include a representation that the relevant line item will be added in the 485(b) amendment.

17. Principal Strategy and Risk Summary (pp. 24-25).
a. "Foreign." A number of funds state that they may invest in foreign issuers or foreign securities without clearly indicating how the fund defines "foreign" for this purpose. In particular, does the issuer have to be domiciled outside the U.S. or earn a certain percentage of its revenue outside the U.S.? Must the issuer's securities be traded on a foreign exchange? Please revise the last sentence of the strategy summary to clarify what qualifies as a foreign issuer. Please note that the strategy and risk disclosure for other funds should be revised to make corresponding clarifications as well.

b. Subprime Risks. In your response letter, please confirm that the Fund's investment in REITs is not: (a) reasonably likely to include REITs valued (directly or indirectly) on sub-prime residential mortgage borrowers; or (b) anticipated to subject the Fund to sub-prime investment risks. Otherwise, please add Item 4 disclosure summarizing subprime risks by name and describing them in plain English. This applies to each fund with REIT or Real Estate Securities risk summaries.

Government & High Quality Bond Account

18. Primary Risk Summary: Lending (p. 28). Given that repurchase agreements are loans, please add lending risk to the primary disclosure or, in your response letter, explain why this is unnecessary.

Income Account

19. Fee Table: Acquired Fund Fees and Expenses (p. 31). In your response letter, please confirm supplementally that the Fund's investment in underlying funds does not create acquired fund fees and expenses in excess of one basis point. *See* Form N-1A, Item 3, Instruction 3(f)(i). Alternatively, include a representation that the relevant line item will be added to the fee table in the 485(b) amendment.

20. New Benchmark (p. 33). Please indicate why the advisor and subadvisor believe the new index "is a better representation of the investment universe for this Account's investment philosophy." As written, the disclosure does not "explain the reason(s) for the selection of a different index" in plain English terms that are meaningful to an investor. How do the two benchmarks differ? What makes the new benchmark more consistent with the fund's investment philosophy? How was the old benchmark inconsistent?

International Emerging Markets Account

21. Names Rule (p. 35). Please describe the emerging market investments in terms of the 80% investment policy required by Rule 35d-1 under the Investment Company Act (*i.e.*, the Names Rule). The meaning of the phrase "companies for which their principal securities trading market is an emerging market country" is not clear. Please explain how the Fund defines a company's "principal securities trading market." If a company be domiciled in the US or a different developed country and meet this criteria, please state this explicitly.

22. Strategy Summary (p. 35). Other than a non-specific description of what constitutes an emerging market country, the strategy summary provides no information about criteria the advisor uses to make investment decisions. Please summarize the advisor's primary investment strategies per Item 4(a). *See also*, Item 9(b)(2).

23. Risk Summary (pp. 35-36).
a. Emerging Markets v. Foreign Investments. In addition to the principal risk description for foreign investments, please provide a separate description of the risks associated with investment in emerging markets. The disclosure should focus on the risks peculiar to economies and countries that are not developed and should distinguish these risks from the risks of investing in developed foreign markets. Based on Registrant's responses to a similar comment given last year, the Staff believes the prior comment may have been unclear. The comment was not asking Registrant to clarify that "not all foreign securities risks are greater for investments in emerging markets," as indicated in Registrant's prior response letter dated April 28, 2010. The comment was intended to convey that wherever emerging markets risk is primary for a fund, the Staff also would expect Item 4(b)(1) to discuss foreign risk but also to describe the additional risks *unique* to emerging markets investments.

b. Small- & Mid-Sized Company Risks. Given that the strategy summary specifically states that the fund may invest in companies with small, medium and large capitalizations, please summarize the risks associated with investing in small and mid-capitalization companies or delete the references to all capitalizations.

LargeCap Blend Account II

24. Fee Table (p. 38). When the table information is updated, please provide the contractual waiver agreement information in a footnote to the fee waiver line item and briefly describe the circumstances under which the Board may terminate the waiver agreement. *See* Instruction 3(e) to Item 3. This comment applies to each fund that includes contractual waiver disclosure in response to this Item.

25. Rule 421: Jargon (p. 39).
a.   Strategy Summary. Please rewrite the last sentence of the strategy section in plain English. What does it means to "apply[] a risk-controlled investment process that slightly over/under weights individual equity securities relative to their weight in the Account's benchmark index?"

b.   Risk Summary. Please rewrite the Growth Stock Risk section without using industry jargon (*e.g.*, "securities to earnings expectations") or add plain English explanations of the specialized terms.

LargeCap Growth Account

26. Strategy & Risk Summaries: Underlying Funds (pp. 41-42). The principal risk summary refers to underlying funds risk; however there is nothing else in Items 1 through 8 to indicate that the fund invests in other funds. Please add summary strategy disclosure providing an explanation for what creates this risk and add the required fee table disclosure for acquired fund fees and expenses. Alternatively, in your response letter, please (a) represent that the fees and expenses of investing in other funds is below the threshold for adding an AFFE line item to the table; and (b) explain how investing in other funds can create a principal risk without being a principal factor affecting the advisor's buy, sell, and hold decisions. This comment also applies to LargeCap Growth Account 1, LargeCap S&P 500 Index Account, MidCap Blend Account, and any other fund without an AFFE line in the fee table and nothing referring to investing in underlying funds in the strategy summary.

LargeCap S&P 500 Index Account

27. "Passive Investment Strategy" Language (p. 48). Please delete the reference to employing a "passive investment strategy" or, in your response letter, explain how that statement is consistent with the advisor's strategy of "investing in index futures and options on a daily to gain exposure to the Index in an effort to minimize tracking error relative to the benchmark." Specifically, explain how the daily investment decisions required to employ that strategy is consistent with a passive investment style. We note that the Staff provided a similar comment last year, and Registrant's response letter did not explain why these daily investment decisions are not active management.

LargeCap Value Account

28. Strategy Summary: Value Strategy (p. 52). Please briefly explain how the advisor determines that a particular company's equity securities are undervalued.

MidCap Blend Account

29. Item 4 Risk Summary (pp. 54-55). Please briefly describe the risks associate with investing in securities of mid-capitalization companies.

Money Market Account

30. Item 4 Strategy & Risk Summaries (pp. 57-58).
a.   Jargon. The strategy summary states that the fund will "comply with Rule 2a-7 under the Investment Company Act of 1940." Per General Instructions C.1(b) and (c) of Form N-1A, please add a brief explanation of what compliance with that rule entails. *See also* Rule 421.

b.   Foreign/Domestic Allocation. Please add a brief explanation describing how the advisor decides the appropriate weighting of foreign and domestic holdings.

c. Investment Company Securities Risk. Please add summary strategy disclosure indicating the context in which the fund invests in other investment companies so a prospective investor has sufficient information to make an informed investment decision regarding the fund.

31. Performance: 7-day Yield (pp. 58-59). Per Item 4(b)(2)(iii), a Money Market Fund may provide the Fund's 7-day yield ending on the date of the most recent calendar year or disclose a toll-free (or collect) telephone number that investors can use to obtain the Fund's current 7-day yield. If the fund will make the current 7-day yield available to investors, please disclose accordingly.

Principal Capital Appreciation Account

32. Item 4 Strategy Summary (p. 60). The principal strategy summary is entirely generic and provides no basis for understanding what the fund is likely to hold or why. As written, this disclosure does not even identify the types of instruments that the advisor may consider in selecting equities for the fund. The narrative is just too generic to be useful. Please rewrite this section in its entirety. This same comment applies to the SmallCap Blend Account and any other fund with a similarly generic strategy summary.

All Principal LifeTime Accounts

33. Target Date Fund: Context Disclosure.
a. Fund Name & Target Date. In the introductory paragraph of the Item 4 Strategy Summary, clearly state the relevance of the "target date" used in the fund name, including what happens on the target date. For example, the disclosure may explain that the date in the fund name refers to the approximate year an investor in the fund would anticipate retiring and ceasing to make new investments.

b. Fund's Assumptions. Please clearly state what the Fund assumes about the investor's intentions for withdrawal at and after the target date. For example, if the fund is designed for investors who plan to withdraw the value of the account gradually over a 20 year horizon following retirement in the target date year, state this explicitly. If the fund is designed for investors who expect to spend most or all of their fund assets at the target date, state this explicitly.

c. Investor Age. At the outset, disclose the age group for whom the fund is designed.

34. Fund Differentiation. Please modify the strategy and risk summaries of each LifeTime so the characteristics that make each fund uniquely suited to the relevant target date are described more clearly. As drafted, the bulk of the Item 4 descriptions are so similar that readers could find it difficult to distinguish between the funds based on the disclosure rather than the fund name.

35. Glide Path Illustrations. Please consider presenting glide path illustrations that are tailored for each target date fund. For example, a fund's illustration could be distinguished by including vertical lines corresponding to the current year and the relevant target date year and identify the corresponding allocation percentages anticipated at both points in time. Similarly, please consider using the zero point on the x axis to identify the time periods more specifically. For example, readers may find it easier to understand if the portion to the left of year zero is called "Years to Retirement" and the portion to the right is labeled "Years after Retirement." We encourage Registrant to revise the glide path presentations in light of the recommended best practices described in the Investment

Company Institute's June 18, 2009, publication entitled "Principles to Enhance Understanding of Target Date Funds."

Principal LifeTime 2010 Account

36. Fee Table: Footnote (p. 63). Please delete the footnote indicating the restatement of fees based on changes effective in mid-2009. That information is outdated and, therefore, no longer permitted or required in response to Item 3.

37. Principal Strategy Summary: Target Date (pp. 63-64). Given that the fund is named the "LifeTime 2010" fund, please focus the disclosure on the investment strategies that apply to the years immediately after the fund's target date has passed. Currently, the strategy summary addresses the period 10 to 15 years afterwards but does not provide a sense of how the advisor makes holdings decisions for the next decade.

Short-Term Income Account

38. New Benchmark (p. 97). Please briefly explain why the advisor and subadvisor believe the new index "is a better representation of the investment universe for this Account's investment philosophy." How do the old and new benchmarks differ, and what makes the new one more consistent with this particular fund's investment philosophy? What is that philosophy?

SmallCap Growth Account II

39. SmallCap Risk (p. 103). As this fund specifically focuses on investments of small capitalization companies, please disclose the small cap risk independent from the general equity securities risk disclosure and provide at least a bare-bones explanation telling why small cap companies are riskier and more volatile than larger capitalization companies. This comment also applies to the SmallCap Value I Account.

SmallCap Value Account I

40. Fee Table: Waiver/Reimbursement Disclosure (p. 105). When the fee table information is updated, please provide the waiver disclosure in footnotes to the relevant line items. The current presentation is very confusing because the reader cannot tell how the 2 contractual reimbursement arrangements add up to the total amount identified under the "Fee Waiver and Expense Reimbursement" line item (currently, 0.11%).

41. Strategy Summary: Inadequate Detail (pp. 105-106). Please provide a brief explanation of how the advisor determines the appropriate allocation of assets to invest in foreign securities and REITs. What factors/criteria does the advisor consider?

All Strategic Asset Management (SAM) Portfolios

42. Fund Investment Objectives. Each SAM Portfolio's investment objective includes a sentence about what the portfolio's objective is relative to the other SAM portfolios. For example, the SAM Flexible Income Portfolio's investment objective includes the following, "[i]n general, relative to the other Portfolios, the Flexible Income Portfolio should offer investors the potential for a high level of income and a low level of capital growth, while exposing them to a low level of principal risk." In your response letter, please confirm that the statement of each fund's investment objectives reflects the formal language defining the fund objectives in the relevant official fund governance documents.

If Registrant cannot make this representation, restate the objective to conform to that stated in the official fund documents and move the additional information to the strategy summary.

43. *Missing Strategy Summaries.* Please add a brief statement describing the funds' foreign and junk bond strategies or identify for the Staff where that information appears.

Disclosure Applicable to All Portfolios

44. *Item 9.*

a. Generally. Please revise the Item 9 disclosure to include descriptions of the principal strategies and risks for each portfolio so that the information in Item 4 is a summary of the more complete information in Item 9 as required. The information should be specific to each portfolio and more comprehensive than the Item 4 disclosure. Currently, the "Additional Information About Investment Strategies and Risks" disclosure describes both strategies and risks together without distinguishing between what is an investment practice and what is a risk or identifying. This presentation is not consistent with the intent of the revised Item 9 requirements.

b. Risk & Strategy Chart (pp. 131-137). The Risk and Strategy Chart includes a footnote that makes the information in the chart difficult to interpret. The footnote applies to multiple investment strategies and risks and states, "[t]hese risks are not deemed principal for the purposes of this table because they apply to almost all funds; however, in certain circumstances, they could significantly affect the net asset value, yield, and total return." This disclaimer language is confusing. How does the reader tell whether the risk or strategy is principal for any particular fund? The way the footnote is written, it sounds like the strategies/risks with the footnote are sometimes principal and sometimes not principal for every fund. Consequently, the reader cannot judge the value of the information due to the disclaimer. Each time the footnote appears, delete it and, instead, treat the characteristic the same way the rest of the strategies and risks are treated in the chart: make a clear judgment as to whether each one is or is not principal for each fund and say so in definitive terms..

c. Change of Investment Objective. Indicate whether the fund will provide notice in advance of a change in investment objective and, if so, state the minimum notice provided.

d. Temporary Defensive Measures. This information should be included in the Item 9 strategy for each fund to which it applies.

e. High Portfolio Turnover. Please revise the Portfolio Turnover section so that it consistent with the intent of Instruction 7 to Item 9(b)(1). That instruction seeks risk disclosure; present the information in a more balanced way.

45. *Pricing of Account Shares (p. 146).* Please clarify that NAV for a transaction is the price that is determined the first time NAV is calculated after the transaction order is placed. For the pricing of emerging market securities, please state that the price will approximate fair value or direct the Staff to where this is already disclosed.

46. *Manager of Managers Disclosure (p. 156).* Please revise this section so the rights and responsibilities are more clearly stated in the last paragraphs. For example, what does the following sentence mean? "In the future, and without further shareholder action, other Accounts may determine to rely on the order." Which "other Accounts?" Will contractowners be notified?

47. *Market Timing Disclosure (pp. 158-159).* Please clarify that the fund will only restrict purchase of fund shares, not redemption. See Rule 22c-1. We note that we ask Registrant to address this issue last year, and the narrative remains insufficiently clear on this point.

48. *Eligible Purchasers (p. 159).* Please confirm that the changes the board of directors reserves the right to make will be consistent with the mixed and share exemptive order granted by the SEC. We made this same request last year, and registrant's response letter indicated a misunderstanding of the comment. We are not asking whether there is disclosure about mixed and shared funding. We are specifically asking Registrant to make a written representation that the Board's reservation of "the right to broaden or limit the designation of eligible purchaser" will only be exercised to the extent that it is consistent with the mixed and shared relief granted by the SEC pursuant to Registrant's mixed and shared funding exemptive application. Please make this representation in your written response letter filed on EDGAR.

49. *Sale of Account Shares (p. 161).* Please refer readers to their variable contract prospectuses. Also, please revise this section to state, in general, how these same issues are addressed with respect to beneficially owned shares and variable contactowners. We note that the Staff made these comments last year, and Staff is unable to locate the requested additional disclosure.

Statement of Additional Information

50. *Fundamental Policy Disclosure.* Given that the funds-of-funds invests in affiliated underlying funds, please state that in effectuating fundamental policies, the funds-of-funds will look through to the investments of the underlying funds to ensure compliance with the concentration policy.

<p align="center">* *</p>

Please respond to the comments above in your next post-effective amendment and in a letter filed as EDGAR correspondence associated with the same. The letter should include an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Although we have provided comments on this post-effective amendment, we reserve the right to comment further in light of your responses. If you have any questions, you may call me at 202.551.6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products